Exhibit 99.3
EXPLANATION TO THE AGENDA
Explanation to the agenda for the annual general meeting of shareholders of AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated in the Netherlands with its corporate seat in Amsterdam and Dutch trade register number 34251954 (the “Company”) to be held on Wednesday May 12, 2021 at 10:30 a.m. (Amsterdam time) at the Steigenberger Airport Hotel Amsterdam, Stationsplein, ZW 951|1117 CE, Schiphol-Oost, The Netherlands (the “Meeting”).
Agenda item 2 (for discussion):
The Dutch Civil Code requires that the Board of Directors prepare a report with respect to, among other things, the business of the Company and the conduct of its affairs during the preceding financial year. In accordance with Dutch law and the articles of association of the Company, a summary of the contents of the report of the Board of Directors for the financial year 2020 will be discussed at the annual general meeting of shareholders.
Due to the international nature of the Company’s business, the report of the Board of Directors for the financial year 2020 has been prepared in the English language, which is permitted under Article 2:391(1) of the Dutch Civil Code, subject to approval by the Company’s general meeting of shareholders. Such approval has been obtained for the 2006 financial year and subsequent financial years.
Agenda item 3 (voting item):
The Dutch Civil Code requires the preparation of the Company’s annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, together with the explanatory notes thereto. Under Article 2:406 of the Dutch Civil Code, the annual accounts consist of the annual accounts of the Company on an unconsolidated basis and the consolidated accounts of the Company and its subsidiaries.
Due to the international nature of the Company’s business, the annual accounts for the financial year 2020 have been prepared in the English language, which is permitted under Article 2:362 of the Dutch Civil Code, subject to approval by the Company’s general meeting of shareholders. Such approval has been obtained for the 2006 financial year and subsequent financial years.
Agenda item 4 (for discussion):
The Board of Directors has determined that the entire 2020 profit shall be reserved and that no profits shall be distributed as dividends to the shareholders. Pursuant to the articles of association of the Company, the decision to reserve profits is at the discretion of the Board of Directors. The Board of Directors continues to believe that it is in the best interests of the Company to reserve all profits, noting that this policy may be reconsidered in the future. Any reconsideration of this policy will depend on the Company’s future earnings and capital needs, the Company’s operating and financial condition, and other factors that the Board of Directors may deem relevant.
The Board of Directors continuously assesses the best use of the Company’s capital, including aircraft purchases, acquisitions, deleveraging, and return of capital to the Company’s shareholders through share repurchases and/or dividend payments, if any. In 2020, the Company repurchased approximately 2,130,509 million of its own shares. These share repurchases were conducted at arm’s length and in accordance with the authorizations granted at the annual general meetings of shareholders in 2019 and 2020. The timing of repurchases and the exact number of shares to be repurchased will - within the scope of the authorizations granted by the Company’s general meeting of shareholders in this respect - be determined by the Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.
Agenda item 5 (voting item):
It is proposed to release the directors (leden raad van bestuur) from liability (kwijting verlenen aan) with respect to their management during the 2020 financial year. Such release only applies to matters that are disclosed in the Company’s annual accounts or have otherwise been disclosed to the Company’s general meeting of shareholders prior to the resolution to release.

Agenda item 6:
On 9 March 2021, the Company, AerCap Aviation Leasing Limited (the “Ireland Subscriber”), AerCap US Aviation LLC (the “US Purchaser” and, together with the Ireland Subscriber, the “AerCap Entities”), GE Ireland USD Holdings ULC (the “Existing Ireland Shareholder 1”), GE Financial Holdings ULC (the “Existing Ireland Shareholder 2” and, together with the Existing Ireland Shareholder 1, (the “Existing Ireland Shareholders”), GE Capital US Holdings, Inc. (the “Existing US Shareholder” and, together with the Existing Ireland Shareholders, the “Existing Shareholders”) and General Electric Company (“GE Parent” or “GE”), entered into a certain transaction agreement (the “Transaction Agreement”), relating to the acquisition by the AerCap Entities of the GECAS Business, as defined in the Shareholders’ Circular (as defined below), in consideration for cash, notes (or cash) and registered shares in the Company’s share capital, on the terms of the Transaction Agreement and subject to the conditions set forth therein (the “Proposed Transaction”).
In giving effect to its obligations under the Transaction Agreement and with a view to the provisions of article 2:107a of the Dutch Civil Code and article 16.7 of the Company’s articles of association, the Board of Directors now proposes to the general meeting of shareholders of the Company to grant the approval referred to in the aforesaid provisions in relation to the entering into of the Proposed Transaction by the Company. For a further explanation on the Proposed Transaction, reference is made to the shareholders’ circular prepared in connection with the Proposed Transaction (the “Shareholders’ Circular”).
Agenda item 7:
Mr. Aengus Kelly was re-appointed as executive director and Chief Executive Officer of the Company at the 2018 annual general meeting of shareholders, with his term set to end on the day of the 2023 annual general meeting of shareholders.
Mr. James Lawrence and Mr. Michael Walsh were each appointed as non-executive directors of the Company at the 2017 annual general meeting of shareholders, with their term set to end on the day of the 2021 annual general meeting of shareholders. Mr. Paul Dacier, currently the Chairman of the Board of Directors, was re-appointed as non-executive director of the Company at the 2020 annual general meeting of shareholders, with his term set to end on the day of the 2022 annual general meeting of shareholders.
In order to secure continuity on the Board of Directors for the near future and also in view of the Proposed Transaction, the Board of Director is now proposing to the Company’s general meeting of shareholders to re-appoint Mr. Kelly, Mr. Lawrence, Mr. Walsh and Mr. Dacier as described below.
Agenda item 7a (voting item):
As indicated above, conditional upon the adoption of agenda item 6., and also consistent with the Company’s objective to retain its executive management team on a long term basis to, amongst other Company objectives, successfully implement the Proposed Transaction (if approved by the general meeting of shareholders), it is proposed that Mr. Aengus Kelly, the Company’s executive director and Chief Executive Officer, be re-appointed as executive director of the Company and Chief Executive Officer. At the 2018 annual general meeting of shareholders, Mr. Kelly was re-appointed for a period of four years, commencing at the close of the 2019 annual general meeting of shareholders, and ending at the close of the 2023 annual general meeting of shareholders. The currently proposed re-appointment will commence at the close of the 2022 annual general meeting of shareholders, and will end at the close of the 2026 annual general meeting of shareholders, such that, effectively, Mr. Kelly’s term as Chief Executive Officer is extended for a period of 5 years from the date of this Meeting.
We believe that it is in the interest of the Company and its shareholders and other stakeholders to secure Mr. Kelly’s re-appointment prior to the end of his current term and in conjunction with the approval of the Proposed Transaction. The same approach was strongly supported by the Company’s shareholders in February 2014 and again in April 2018 upon Mr. Kelly’s reappointment. As noted, we believe that Mr. Kelly is critical to the Company’s ongoing success. Under Mr. Kelly’s leadership, the Company has transformed to become the industry leader and delivered exceptional performance. The Board of Directors strongly believes that Mr. Kelly is the best person to further develop the Company’s position in the highly dynamic and competitive environment of the aircraft leasing industry, and to successfully execute on the Proposed Transaction and, further, lead the Company into the next decade. In this regard, it is also noted that Mr. Kelly is the Company’s sole executive director. For these and other reasons, it is in the Company’s interest to secure Mr. Kelly’s ongoing engagement in a timely manner, and to secure continuity of the Company’s leadership on a long-term basis.
Before his appointment as executive director and Chief Executive Officer of the Company, Mr. Kelly served as Chief Executive Officer of the Company’s U.S. operations from 2008 to May 2011 and as Group Treasurer from 2005 through 2007. He started his career in the aviation leasing and financing business with Guinness Peat Aviation in 1998 and continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor’s degree in Commerce and a Master’s degree in Accounting from University College Dublin.
In connection with the proposed re-appointment of Mr. Kelly, the Board of Directors has designed and approved a compensation package for him. The objective of the package is to continue to retain Mr. Kelly on competitive terms (taking into account that the Company is the industry leader), and, in accordance with the Company’s long term objectives for the benefit of the Company’s shareholders and other stakeholders, to incentivize continued superior performance. The key elements of this compensation package are outlined below.
I. Annual compensation
An annual base salary, an annual target cash bonus, and an annual target stock bonus of EUR 850,000 each. These amounts and their structure are consistent with those approved by the Company’s general meeting of shareholders in 2018 and will remain unchanged.
II. Long-term equity award
The grant of a long-term equity award. In designing such long-term equity award, the Company has sought to balance the key objective of continuing to incentivize superior performance while also ensuring that an appropriate component of the award is contingent on the successful completion of the Proposed Transaction (if approved by the general meeting of shareholders). An additional component of the total long-term equity award is dependent upon achieving significant shareholder return by way of substantial and maintained increases in the Company’s share price. The components of the total long-term equity award are:
•
An equity award of 2,500,000 ordinary shares in the Company’s capital (the “First Component”). An additional award of 500,000 ordinary shares (the “Second Component”) will be contingent upon completion of the Proposed Transaction in the manner contemplated by the Transaction Agreement (the “Completion”). These awards are designed to encourage superior performance over a prolonged period of time. In addition to conditionality noted in the prior sentence, the design of the awards is consistent with the prior long-term equity awards granted to Mr. Kelly in 2014 and 2018. As such, 66.67% of the awards will be subject to performance-based vesting in 2025 and 33.33% of the awards will be subject to time-based vesting in 2026.

•
A further equity award of 250,000 ordinary shares in the Company’s capital, also contingent upon Completion. These will vest only in the event that the average closing price of the ordinary shares in the Company’s capital on the New York Stock Exchange over any period of thirty consecutive calendar days following the date of Completion (the “Completion Date”) will equal or exceed $75 (the “Third Component”).

•
A further equity award of 250,000 ordinary shares in the Company’s capital, also contingent upon Completion. These will vest only in the event that the average closing price of the ordinary shares in the Company’s capital on the New York Stock Exchange over any period of thirty consecutive calendar days following the Completion Date will equal or exceed $90 (the “Fourth Component”).

All components of the long-term equity award will cliff vest, subject to meeting the applicable vesting conditions and at the end of the applicable vesting period, meaning that there will be no vesting in the interim, and all shares will remain at risk until the end of the vesting period. The vesting of the performance-based part of the First and Second Components will be conditional upon the achievement of the Company’s U.S. GAAP EPS target over the vesting period, as determined by the Board of Directors. The Board of Directors has considered that the EPS target is challenging but achievable. If the EPS target is not met, then none or only a portion of the performance-based shares will vest, with the remaining shares being forfeited, in accordance with a formula determined by the Board of Directors. It is the Company’s intention to include ESG-related targets in future performance-based vesting conditions.
The Board of Directors believes that the design of the long-term equity award promotes and encourages good performance over a prolonged period of time in support of the objectives of long-term value creation and appropriate risk-taking.
As per the Company’s ownership and retention guidelines, which have remained unchanged since 2018, Mr. Kelly will be required to hold, post vesting, 50% of the net shares (after satisfaction of tax withholding obligations) delivered to him pursuant to the annual stock bonuses and the long-term equity award, for so long as he remains employed by the Company (or, if earlier, until he reaches 65 years of age). The Board of Directors believes that these stringent guidelines will keep Mr. Kelly’s interests aligned with those of the Company and its shareholders even beyond the vesting dates.
III. Other benefits
Other benefits include participation in the Company’s pension plan, Company paid health insurance, other regular employment benefits and a pre-agreed severance payment, which are not materially different from the benefits that are part of Mr. Kelly’s current compensation arrangement. There has been no change to these arrangements since 2014 and no change has been made on this occasion or in connection with the Proposed Transaction.
Mr. Kelly’s compensation package will be adjusted as summarized above, and he will receive the long-term equity award described above, with effect from the date of the Meeting, subject to his re-appointment by the Meeting. The Board of Directors believes that the proposed terms and conditions of Mr. Kelly’s proposed compensation provide sufficient incentives for him to remain with the Company over a prolonged period and appropriately keep his interests aligned with those of the Company and its shareholders and other stakeholders.
The Board of Directors considers Mr. Kelly as critically important for the successful implementation of the Proposed Transaction and integration of the GECAS Business (if approved by the Company’s general meeting of shareholders) and more generally, believes that the Company would greatly benefit from his continued service if he were to be re-appointed.
Advice of Willis Towers Watson – independent consultant
The Company engaged Willis Towers Watson as an independent consultant to provide advice to the Board of Directors in regard to the 2020 annual compensation for Mr. Kelly’s services. The independent consultant conducted a benchmarking study with aircraft leasing companies as the primary reference and other relevant companies in the speciality finance, equipment leasing and asset management sectors as secondary references. Market data was regressed to reflect AerCap’s size and financial parameters relative to its peers. The study indicated that AerCap’s CEO 2020 total compensation levels are aligned with market competitive ranges.
With regard to the proposed long-term equity award to Mr. Kelly, the Board of Directors designed the award to ensure it was both retentive and aligned with performance. The Board of Directors sought Willis Towers Watson’s commentary and they noted that the proposed long-term equity award is heavily weighted towards performance, supporting a pay-for-performance philosophy.

Agenda item 7b (voting item):
As indicated above, conditional upon the adoption of agenda item 6., it is proposed that Mr. Paul Dacier be re-appointed as a non-executive director of the Company with immediate effect for a period of four years. His renewed term of appointment will end at the close of the 2025 annual general meeting of shareholders.
Mr. Dacier has been a Non-Executive Director of the Company since 2010 and Chairman of the Board of Directors since 2020. Mr. Dacier is also the general counsel at Indigo Agriculture, a privately held start-up company, and he is on the Board of Directors of Progress Software Inc. (a software application development company). Until 2016, Mr. Dacier was Executive Vice President and General Counsel of EMC Corporation (an information infrastructure technology and solutions company), where he worked in various positions from 1990. He was a Non-Executive Director of GTY Technology Holdings Inc. from October 2016 until November 2019 and a Non-Executive Director of Genesis from November 2007 until the date of its amalgamation with AerCap International Bermuda Limited in March 2010. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer work station company) from 1984 to 1990. Mr. Dacier received a B.A. in history and a J.D. in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.
The Board of Directors believes that it is in the interest of the Company and its shareholders and other stakeholders to secure the re-appointment of Mr. Dacier, the current Chairman of the Board of Directors, in connection with the Proposed Transaction (if approved by the Company’s general meeting of shareholders), and furthermore believes that Mr. Dacier is an eminent non-executive director and that the Company would greatly benefit from his continued service if he were to be re-appointed.
Agenda item 7c (voting item):
As indicated above, consistent with the Company’s rotation schedule for the Board of Directors, it is proposed that Mr. Michael Walsh be re-appointed as a non-executive director of the Company with immediate effect for a period of four years. His renewed term of appointment will end at the close of the 2025 annual general meeting of shareholders.
Mr. Walsh has been a Director of AerCap since 2017. He previously served as a Non-Executive Director, including Chairman, of a number of companies which finance and lease aircraft and trains throughout the world. Mr. Walsh has over 30 years’ experience as a Non-Executive Director, senior executive and commercial lawyer in the aircraft leasing and financing industry. In 1989, he joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel. Following the acquisition of GPA by debis AirFinance in 2000, Mr. Walsh was appointed General Counsel of debis AirFinance and held that position until 2002. From 2003 to 2005, he served as Chief Legal Officer of Bord Gais Eireann, the Irish gas utility. From 1986 to 1989, he was a diplomat in the Irish Diplomatic Service. Mr. Walsh is a barrister and a law graduate of University College, Cork, Ireland.
The Board of Directors believes Mr. Michael Walsh is an eminent non-executive director and that the Company would greatly benefit from his continued service if he were to be re-appointed.
Agenda item 7d (voting item):
As indicated above, consistent with the Company’s rotation schedule for the Board of Directors, it is proposed that Mr. James Lawrence be re-appointed as a non-executive director of the Company with immediate effect for a period of four years. His renewed term of appointment will end at the close of the 2025 annual general meeting of shareholders.
Mr. Lawrence has been a Director of AerCap since 2017. He is currently Chairman of Lake Harriet Capital, a private investment firm. Previously, Mr. Lawrence served as Chairman of Rothschild North America and earlier as Chief Executive Officer of Rothschild North America and as co-head of global investment banking at Rothschild from 2010 to 2015. Prior to Rothschild, Mr. Lawrence was Chief Financial Officer of Unilever and he served as Executive Director on the boards of Unilever NV and Unilever PLC. He joined Unilever in 2007 after serving as the Vice Chairman and Chief Financial Officer of General Mills for nine years. Prior to General Mills, Mr. Lawrence was Executive Vice President and

Chief Financial Officer of Northwest Airlines from 1996 to 1998, and before that Mr. Lawrence was a division President at PepsiCo, serving as CEO of Pepsi-Cola Asia, Middle East, Africa from 1992 to 1996. In 1983, he cofounded The LEK Partnership, a corporate strategy and merger/acquisition firm, headquartered in London. Before that he was a Partner of Bain and Company having opened their London and Munich offices. Prior to that, he worked for The Boston Consulting Group. Mr. Lawrence is currently a Non-Executive Director of Avnet Inc. and Smurfit Kappa Group. His aviation industry experience dates from 1990, and it includes, in addition to being the Chief Financial Officer of Northwest Airlines, serving on the boards of IAG (International Consolidated Airlines Group), Continental Airlines, TWA, Mesaba and British Airways. Since 1990, Mr. Lawrence has served on 16 public company boards, several private company boards and numerous non-profit boards. Mr. Lawrence earned a Bachelor of Arts in Economics from Yale University and an M.B.A. with distinction from Harvard Business School.
The Board of Directors believes Mr. James Lawrence is an eminent non-executive director and that the Company would greatly benefit from his continued service if he were to be re-appointed.
Agenda item 8 (voting item):
In connection with the Proposed Transaction, the Company has among other things agreed that it will propose and nominate for election to the Board of Directors one candidate non-executive director nominated by GE Parent. Her appointment shall be subject to and with effect from the Completion Date.
In giving effect to the Company’s obligations under the Transaction Agreement and conditional upon the adoption of agenda item 6., the Board of Directors proposes to appoint Ms. Jennifer VanBelle as non-executive director of the Company, subject to and with effect from the Completion Date. Her term of appointment will end at the close of the 2025 annual general meeting of shareholders.
Ms. VanBelle is Senior Vice President and Treasurer of GE and the CEO of GE Capital, a GE business segment (“GE Capital”). She has served as CEO of GE Capital since January 2021, as Senior Vice President of GE since March 2019 and Treasurer of GE since January 2018. From 2016-2018, Ms. VanBelle served as the Capital Markets leader for GE Capital and from 2012-2016 served as GE Capital’s Chief Risk Officer for Capital Management. From 2007-2012, Ms. VanBelle served as Deputy Treasurer at GE Treasury where she led rating agency relationships and liquidity management efforts. Ms. VanBelle joined GE in 1998 and previously held positions at Chemical Bank and ING in underwriting and capital markets roles. Ms. VanBelle holds a B.A. in Economics from Bates College and an MSc in Finance from the London Business School.
The Board of Directors believes that the Company would greatly benefit from the appointment of Ms. VanBelle.
Agenda item 9 (voting item):
As provided for in the remuneration policy for the Board of Directors, the directors, officers and employees of the Company participate in the Company’s equity incentive plan, as approved by the Company’s general meeting of shareholders on February 13, 2014 (the “Existing Equity Plan”).
The Board of Directors proposes to increase the number of ordinary shares in the Company’s capital available for issuance (the “Equity Pool”) under the Existing Equity Plan, given the fact that the Equity Pool will likely be depleted in the near future. Consequently, the Board of Directors proposes an increase of the Equity Pool by 4,500,000 additional ordinary shares in the Company’s capital (the “Equity Pool Increase”). This amount is consistent with the Equity Pool approved by the Company’s general meeting of shareholders in 2014.
In accordance with Article 2:135(5) of the Dutch Civil Code and article 15.8 of the Company’s articles of association, the Equity Pool Increase is now proposed to the Company’s general meeting of shareholders for approval.
Agenda item 10 (voting item):
A person appointed in accordance with article 16, paragraph 8 of the Company’s articles of association shall be temporarily responsible for the management of the Company in case all directors are absent or prevented from acting.

It is proposed to appoint Mr. Peter L. Juhas as the person referred to in article 16, paragraph 8 of the Company’s articles of association.
Mr. Juhas was appointed Chief Financial Officer of the Company in 2017, following his appointment as Deputy Chief Financial Officer of the Company in 2015. Prior to joining the Company, Mr. Juhas was the global head of strategic planning at AIG, where he led the sale of ILFC to the Company in 2014. Prior to joining AIG, Mr. Juhas was a Managing Director at Morgan Stanley, where he led the Company’s initial public offering in 2006. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell LLP, the New York law firm. Mr. Juhas received his A.B. from Harvard College and his J.D. from Harvard Law School.
Agenda item 11 (voting item):
The registered accountant examines the annual accounts of the Company. Article 2:393 of the Dutch Civil Code stipulates that the general meeting of shareholders is authorized to appoint the registered accountant for the audit of the Company’s annual accounts. It is proposed to appoint PricewaterhouseCoopers Accountants N.V. for the audit of the Company’s annual accounts for the financial year 2021. The Board of Directors believes that, in view of their continued focus on engagement performance and quality, renewal of the appointment of PricewaterhouseCoopers Accountants N.V. would best serve the Company and its shareholders.
Agenda item 12:
Under Dutch law and article 4, paragraph 1 of the Company’s articles of association, the Company’s general meeting of shareholders may designate the Board of Directors as the corporate body authorized to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for shares in the capital of the Company. On such designation, the number of shares that may be issued must be specified. Under Dutch law and article 5, paragraph 3 of the Company’s articles of association, the Company’s general meeting of shareholders may designate the Board of Directors as the corporate body authorized to resolve to limit or exclude pre-emptive rights. Both designations shall only be valid for a specified period of not more than five (5) years and may from time to time be extended for a period of not more than five (5) years. In Dutch corporate practice, a period of eighteen (18) months is customary. The general meeting of shareholders has most recently made the abovementioned designations, each for a period of eighteen (18) months, at the 2020 annual general meeting of shareholders.
Furthermore, in giving effect to the Company’s obligations under the Transaction Agreement and conditional upon the adoption of agenda item 6, it is proposed to designate the Board of Directors as the authorized corporate body to resolve upon (a) the issuance of 111,500,000 ordinary shares in the capital of the Company in accordance with the terms of the Transaction Agreement (the “Issue Shares”) (subject to such adjustments pursuant to the Transaction Agreement as may be determined by the Board of Directors in accordance with the terms of the Transaction Agreement, provided always that the number of Issue Shares shall not exceed the number of ordinary shares in the Company’s capital that may be issued under the Company’s articles of association from time to time) and (b) to limit or exclude pre-emptive rights in connection with such issuance.
Agenda item 12a (voting item):
It is proposed to authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for shares in the capital of the Company, for a period of eighteen (18) months from the date of this annual general meeting of shareholders, and provided that the aggregate number of shares that may be issued and rights that may be granted pursuant to this authorization shall not exceed 10% of the issued share capital at the date of such authorization (May 12, 2021).
The Board of Directors may use the authorization pursuant to this agenda item 12a for any purpose as it deems fit.

Agenda item 12b (voting item):
It is furthermore proposed to authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares to be resolved upon by the Board of Directors pursuant to agenda item 12a, for a period of eighteen (18) months from the date of this annual general meeting of shareholders.
A resolution of the Company’s general meeting of shareholders to designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.
Agenda item 12c (voting item):
It is proposed to further authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve upon the issuance of additional shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of additional rights to subscribe for shares in the capital of the Company, for a period of eighteen (18) months from the date of this annual general meeting of shareholders, and provided that:
a)
the aggregate number of shares that may be issued and rights that may be granted pursuant to this further authorization shall not exceed 10% of the issued share capital at the date of such authorization (May 12, 2021); and

b)
the shares that may be issued and rights that may be granted pursuant to this further authorization may only be used in connection with mergers and/or strategic alliances and/or acquisitions of a business or a company.

If approved, the authorizations proposed under agenda items 12a and 12c will together allow the Board of Directors to resolve upon the issuance of shares in the capital of the Company, and the granting of rights to subscribe for shares in the capital of the Company, up to a maximum of 20% of the Company’s issued share capital at the date of such authorizations (May 12, 2021). In case of a merger and/or strategic alliance and/or acquisition of a business or a company as referred to under b), the Board of Directors may resolve to first use the authorization pursuant to agenda item 12c and secondly, if needed, use the authorization pursuant to agenda item 12a.
Agenda item 12d (voting item):
It is proposed to further authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares to be resolved upon by the Board of Directors pursuant to agenda item 12c, for a period of eighteen (18) months from the date of this annual general meeting of shareholders.
A resolution of the Company’s general meeting of shareholders to designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.
Agenda item 12e (voting item):
In giving effect to the Company’s obligations under the Transaction Agreement and conditional upon the adoption of agenda item 6, it is proposed to designate the Board of Directors as the authorized corporate body to resolve upon the issuance of the Issue Shares in accordance with the terms of the Transaction Agreement (subject to such adjustments pursuant to the Transaction Agreement as may be determined by the Board of Directors in accordance with the terms of the Transaction Agreement, provided always that the number of Issue Shares shall not exceed the number of ordinary shares in the Company’s capital that may be issued under the Company’s articles of association from time to time), for a period of eighteen (18) months from the date of this annual general meeting of shareholders.

If approved, the authorization proposed under this agenda item 12e shall apply in addition to the authorizations proposed under agenda items 12a and 12c.
Agenda item 12f (voting item):
In giving effect to the Company’s obligations under the Transaction Agreement and conditional upon the adoption of agenda item 6, it is proposed to designate the Board of Directors as the authorized corporate body to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares to be resolved upon by the Board of Directors pursuant to agenda item 12e, for a period of eighteen (18) months from the date of this annual general meeting of shareholders.
A resolution of the Company’s general meeting of shareholders to designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.
If approved, the authorization proposed under this agenda item 12f shall apply in addition to the authorizations proposed under agenda items 12b and 12d.
Agenda item 13:
Under article 6, paragraph 1 of the Company’s articles of association and in accordance with Dutch law, the Company may, subject to certain Dutch statutory provisions, acquire and hold up to half of the Company’s issued share capital. Any such acquisitions are subject to the authorization of the general meeting of shareholders, which authorization shall be valid for no more than eighteen (18) months. The general meeting of shareholders has most recently granted the abovementioned authorization at the 2020 annual general meeting of shareholders.
Agenda item 13a (voting item):
It is proposed to authorize the Board of Directors for a period of eighteen (18) months from the date of this annual general meeting of shareholders to acquire the Company’s own shares up to 10% of the issued share capital at the date of such authorization (May 12, 2021), whether through purchases on the New York Stock Exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:
(1)
the closing price of the Company’s shares quoted on the New York Stock Exchange on the last trading day prior to the day that, at the discretion of the Board of Directors, (x) the acquisition of such shares (“Acquisition”) is effected or (y) the binding commitments (through contract, tender offer or otherwise) with respect to an Acquisition (“Binding Commitments”) are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)
the price of the Company’s shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, at the time that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange; or

(3)
in the case of an accelerated repurchase arrangement or similar program, the volume weighted average price, or such other average price as determined by the Board of Directors, of the Company’s shares quoted on the New York Stock Exchange over the term of the arrangement, as such average price may be adjusted as a result of market disruptions or similar factors in accordance with the terms of such arrangement;

provided that the number of shares which the Company may at any time hold in its own capital will not exceed 10%.
Agenda item 13b (voting item):
It is proposed to further authorize the Board of Directors for a period of eighteen (18) months from the date of this annual general meeting of shareholders, to acquire the Company’s own shares up to an additional 10% of the issued share capital at the date of such authorization (May 12, 2021), whether through purchases on the New York Stock Exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:
(1)
the closing price of the Company’s shares quoted on the New York Stock Exchange on the last trading day prior to the day that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)
the price of the Company’s shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, at the time that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange; or

(3)
in the case of an accelerated repurchase arrangement or similar program, the volume weighted average price, or such other average price as determined by the Board of Directors, of the Company’s shares quoted on the New York Stock Exchange over the term of the arrangement, as such average price may be adjusted as a result of market disruptions or similar factors in accordance with the terms of such arrangement;

provided that the number of shares which the Company may at any time hold in its own capital will not exceed 10% (and that the authorization pursuant to this agenda item 13b shall thus be conditional upon cancellation of shares pursuant to agenda item 14).
If approved, the authorizations proposed under agenda items 13a and 13b will together allow the Company to acquire up to a maximum of 20% of its issued share capital, if applicable subject to cancellation of shares in accordance with agenda item 14. The Company may repurchase and acquire such shares at any time during the period of eighteen (18) months, starting from May 12, 2021. Repurchased shares may be cancelled with regularity, provided that the general meeting of shareholders adopts the proposal under agenda item 14.
Agenda item 14 (voting item):
It is proposed by the Board of Directors to reduce the Company’s issued share capital through the cancellation of shares that may be acquired by the Company during the period of eighteen (18) months from the date of this annual general meeting of shareholders, pursuant to the authorizations to repurchase shares, as outlined under agenda item 13, or otherwise (for example through a legal merger or for no consideration).
Pursuant to article 7 of the Company’s articles of association, the general meeting of shareholders may resolve to reduce the issued share capital of the Company by cancelling shares, provided that the amount of the issued share capital does not fall below the minimum share capital as required by law.
The number of shares to be cancelled following this resolution will be determined by the Board of Directors or the Company’s Chief Executive Officer. The cancellation may be executed in one or more tranches.
The capital reduction will enable the Company to further improve its equity structure and shall take place with due observance of the applicable provisions of Dutch law and the Company’s articles of association.
A resolution of the general meeting of shareholders to cancel the Company’s shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 15 (voting item):
Conditional upon the adoption of agenda item 6., it is proposed to increase the Company’s authorized share capital, through an amendment of the Company’s articles of association, to an amount of EUR 4,500,000 divided into 450,000,000 ordinary shares, as the issuance of the Issue Shares will result in the Company’s issued share capital increasing to a level close to the Company’s current authorized share capital. As required by Dutch law, such increase is now submitted to the general meeting of shareholders for approval.
Conditional upon the adoption of agenda item 6, it is furthermore proposed to amend article 16.8 of the Company’s articles of association to provide for a customary arrangement for situations where a shareholder has nomination rights in respect of one or more directors (bestuurders), as will be the case for GE Parent under the shareholders’ agreement, as described in the Shareholders’ Circular. Under that proposed arrangement, in situations where a director is unable to perform his or her duties (belet) or the director’s seat is vacant (ontstentenis), the Board of Directors may designate an individual to replace such director temporarily.
The abovementioned amendments will take effect promptly following the issuance of the Issue Shares (if approved by the general meeting of shareholders).
For a further information on the proposed amendment to the Company’s articles of association, reference is made to the draft text of the proposed amendment and the explanation included therein.
If this agenda item is adopted, each of the Company’s directors and each (candidate) civil law notary and lawyer at NautaDutilh N.V. will be designated to execute the notarial deed effecting the abovementioned amendments to the Company’s articles of association.
The Board of Directors
March 25, 2021